 On September 8, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CUTRALE-SAFRA TERMS CHIQUITA ANNOUNCEMENT A BLATANT ATTEMPT TO FRUSTRATE THE CHIQUITA SHAREHOLDERS AND TO TRY TO PRESERVE NOW-DISCREDITED FYFFES TRANSACTION

September 8, 2014, New York, NY – Cutrale-Safra responded to Chiquita’s announcement today of a postponement of the shareholder meeting to approve the Chiquita-Fyffes transaction to October 3, and Chiquita’s attempt to portray its Board as open to considering a superior proposal from Cutrale-Safra.

Chiquita’s letter to Cutrale-Safra included the following conditions:

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Sign a confidentiality agreement, complete due diligence, and deliver a fully binding, definitive proposal  by September 16 – only eight days from now and 17 days before the meeting date, a fact Chiquita neglected to include in its press release this morning;

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Enter into a restrictive standstill as part of the confidentiality agreement, that, among other things, following the submission of a proposal – and regardless of the Chiquita Board’s determination on the proposal -- could prevent Cutrale-Safra from soliciting proxies from Chiquita shareholders against the Fyffes transaction at the October 3 meeting or for a further adjournment of that meeting; and

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Require the binding Cutrale-Safra proposal to remain open for acceptance by the Chiquita Board until November 15, 2014 -- a full two months after its submission and six weeks after the meeting date, regardless of the outcome of the Chiquita shareholder meeting, Chiquita’s Board’s engagement with Cutrale-Safra or Fyffes or other parties on alternate proposals, or the occurrence of any other event relating to Chiquita or the Chiquita-Fyffes transaction.

Cutrale-Safra said, "Chiquita's announcement is a blatant attempt by the Board to frustrate the Chiquita shareholders and reject the recommendations of the major shareholder advisory services, including both ISS and Glass Lewis, against the Fyffes transaction and in favor of meaningful engagement with Cutrale-Safra on its superior, all-cash proposal. The conditions and timeline laid out by Chiquita for Cutrale-Safra are absurd and totally unacceptable. Chiquita has not set the timetable with a view to maximizing value to its shareholders. The postponement of the shareholder meeting date to October 3 was clearly designed to preserve the current record date – and Chiquita is well aware that, since the original record date, up to half of Chiquita’s shares have traded and potentially changed ownership, depriving those current shareholders of a vote. As a result, while Chiquita’s Board has already waited three weeks since its initial response to Cutrale-Safra, and with 25 days remaining before the date of the shareholder meeting, the Chiquita Board now seeks to impose a mere 8-day deadline for the completion of due diligence and submission of a fully binding offer. Further, Chiquita seeks to require a standstill that, regardless of its Board’s determination (in contrast to shareholders’ determination) regarding a Cutrale-Safra offer, could deprive Cutrale-Safra of the ability to enable shareholders to have a real voice on the Fyffes transaction. Finally, and wholly implausibly, Chiquita insists Cutrale-Safra submit a fully binding offer that would remain open for acceptance by the Chiquita Board, without the Board having committed to the Cutrale-Safra offer, for a full two months after its submission. These are all wholly unrealistic conditions.

Further, we note that this unreasonably compressed timeline is a problem that the Chiquita Board has made for itself. Weeks ago, Cutrale-Safra offered Chiquita a solution to the now-postponed shareholder meeting – namely an adjournment of the meeting, which Chiquita could choose to do unilaterally, and without establishing a specific new date, so that Chiquita and Cutrale-Safra could meaningfully engage to result in a firm proposal by Cutrale-Safra. Instead, Chiquita’s Board chose the misguided option of a postponement – one that required Fyffes’ agreement and fixes the date of the postponed meeting on October 3. The Chiquita Board, not Cutrale-Safra or the Chiquita shareholders, now have to deal with the consequence of its decision in this respect.

The process announced today by Chiquita is nothing more than a pretense designed to deprive what could be up to half of Chiquita’s current shareholders of a say about what will create the most value for their investment – the now-discredited Fyffes transaction, or the unquestionably superior Cutrale-Safra proposal. All the Chiquita Board has done is put the shareholders in the same position on October 3 as they would have been in on September 17.

Cutrale-Safra understands the need for a prompt resolution to this situation. If the Chiquita Board engages immediately and on reasonable terms with Cutrale-Safra, we expect to be able to complete our due diligence expeditiously and provide Chiquita with a firm proposal that maximizes value for Chiquita shareholders. We would then expect an equally expeditious decision by the Chiquita board on the merits of that proposal.”

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

Media Contact:

Jeremy Fielding/Madisen Obiedo

Kekst and Company

(212) 521-4858/4866

jeremy-fielding@kekst.com/Madisen-Obiedo@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

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